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                              April 20, 2021

       Adrian Adams
       President and Chief Executive Officer
       Impel NeuroPharma, Inc.
       201 Elliott Avenue West, Suite 260
       Seattle, WA 98119

                                                        Re: Impel NeuroPharma,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed April 19,
2021
                                                            File No. 333-254999

       Dear Mr. Adams:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement or providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement or the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1

       Exhibit 3.2 - Form of Restated Certificate of Incorporation to be effective upon the completion of this offering
       Article IX: Choice of Forum, page 6

   1. We note that the choice of forum provision in your restated certificate to be effective upon the completion of the
offering identifies the Court of Chancery of the State of Delaware as the exclusive forum for
certain litigation, including any "derivative action." We further note your disclosure on
pages 62 and 168 of your prospectus stating that such provision will not apply to suits
brought to enforce a duty or liability created by the Exchange Act.
                                                        Please either (i) amend
the provision in your restated certificate to clearly state that the provision does not
apply to federal securities law claims or applies only to state law claims, as applicable,
or (ii) provide reasonable assurance that you will make future
 Adrian Adams
Impel NeuroPharma, Inc.
April 20, 2021
Page 2
      investors aware of the provision   s limited applicability, for example
by including such
      disclosure in your future Exchange Act reports.
       You may contact Jeanne Bennett at 202-551-3606 or Lynn Dicker at 202-551-3616 if you
have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                           Sincerely,
FirstName LastNameAdrian Adams
                                                           Division of
Corporation Finance
Comapany NameImpel NeuroPharma, Inc.
                                                           Office of Life
Sciences
April 20, 2021 Page 2
cc:       Amanda L. Rose, Esq.
FirstName LastName